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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              THE MEXICO FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    592835102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                               Jeffry S. Hoffman
Laxey Partners Limited                     Swidler Berlin Shereff Friedman, LLP
Stanley House                              The Chrysler Building
7-9 Market Hill                            405 Lexington Avenue
Douglas                                    New York, NY  10174
Isle of Man IM1 2BF                        (212) 891-9260
011 44 01624 690900

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 7, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 592835102
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group
           (See Instructions)                                             (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)         SEC Use Only


--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization

           CAYMAN ISLANDS
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         -----------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                1,123,400 SHARES
       Each          -----------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
       with          -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,123,400 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person

           1,123,400 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)

           2.5%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 592835102
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY INVESTORS LIMITED
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group
           (See Instructions)                                             (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)         SEC Use Only


--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization

           BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         -----------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                1,035,460 SHARES
       Each          -----------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
       with          -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,035,460 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person

           1,035,460 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)

           2.3%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 592835102
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY PARTNERS LIMITED
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group
           (See Instructions)                                             (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)         SEC Use Only


--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)

           N/A
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization

           ISLE OF MAN
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         -----------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,251,650 SHARES
       Each          -----------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
       with          -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,251,650 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person

           2,251,650 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)

           4.95%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 592835102
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           COLIN KINGSNORTH
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group
           (See Instructions)                                             (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)         SEC Use Only


--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)

           N/A
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization

           BRITISH
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         -----------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,251,650 SHARES
       Each          -----------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
       with          -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,251,650 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person

           2,251,650 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)

           4.95%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 592835102
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           ANDREW PEGGE
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group
           (See Instructions)                                             (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)         SEC Use Only


--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)

           N/A
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization

           BRITISH
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               0
      Shares         -----------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                2,251,650 SHARES
       Each          -----------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 0
       with          -----------------------------------------------------------
                     10)     Shared Dispositive Power
                             2,251,650 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person

           2,251,650 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)

           4.95%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

This Amendment No. 4 to the Statement on Schedule 13D amends and supplements Items 4 and 5 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 2001, and amended by Amendment No. 1 on October 25, 2001, Amendment No. 2 on November 9, 2001 and Amendment No. 3 on December 21, 2001 (collectively, the "Schedule 13D") by Laxey Partners Limited ("Laxey"), The Value Catalyst Fund Limited ("Catalyst"), Laxey Investors Limited ("LIL"), Colin Kingsnorth ("Kingsnorth") and Andrew Pegge ("Pegge", collectively with Laxey, Catalyst, LIL and Kingsnorth, the "Reporting Persons"), with respect to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of The Mexico Fund, Inc. (the "Fund").

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following information:

In response to stockholder demands for greater liquidity and a permanent narrowing of the discount to net asset value, on March 6, 2002, the Fund's Board of Directors (the "Board") announced the Board's approval of a policy to conduct quarterly in-kind repurchase offers at 98% of net asset value for 100% of the Fund's outstanding shares. As a result of the commitments made by the Fund to provide liquidity to all stockholders at not less than 98% of net asset value, LIL and Catalyst each withdrew its proposal with respect to the Fund's 2002 Annual Meeting of Stockholders and, assuming the Fund carries through on its commitments, Laxey intends to be a passive investor only (without limiting its rights to trade out of its position in the Fund or participate in the Fund's repurchase offers). In recognition for the role of the Reporting Persons in obtaining a benefit for all stockholders of the Fund, the Fund has reimbursed Laxey for its out-of-pocket fees and expenses incurred in connection with the proxy solicitation relating to the Fund's 2002 Annual Meeting of Stockholders.

Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) and Item 5(e) is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 1,123,400 shares of Common Stock, which represent approximately 2.5% of the issued and outstanding Common Stock of the Fund. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 1,035,460 shares of Common Stock, which represents approximately 2.3% of the issued and outstanding shares of the Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge, are the beneficial owners, through Laxey's discretionary authority over the

     Accounts, of the 92,640 shares of Common Stock held in the Accounts, which represents approximately 0.2% of the issued and outstanding shares of the Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey. In addition, Laxey, together with Kingsnorth and Pegge, are the beneficial owners of 150 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 2,251,650 shares of Common Stock, constituting approximately 4.95% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 1,123,400 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 1,035,460 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 92,640 shares of Common Stock held in the Accounts. In addition, as of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 150 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 2,251,650 shares of Common Stock, constituting approximately 4.95% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) Since the last filing on Schedule 13D, the following open market sales of Common Stock have been made by LIL.

--------------------------------------------------------------------------------
  Date of Sale      Number of Shares of Common Stock Sold      Price Paid/Share
--------------------------------------------------------------------------------
     1/23/02                       50,000                           $17.11
--------------------------------------------------------------------------------
     1/24/02                       17,500                           $17.64
--------------------------------------------------------------------------------
     3/14/02                       90,000                           $19.30
--------------------------------------------------------------------------------

Since the last filing on Schedule 13D, the following open market sales of Common Stock have been made by Catalyst.

--------------------------------------------------------------------------------
  Date of Sale      Number of Shares of Common Stock Sold      Price Paid/Share
--------------------------------------------------------------------------------
     1/23/02                       50,000                           $17.11
--------------------------------------------------------------------------------
     1/24/02                        7,500                           $17.64
--------------------------------------------------------------------------------
     3/14/02                       70,000                           $19.30
--------------------------------------------------------------------------------

     Since the last filing on Schedule 13D, the following open market sales of Common Stock have been made on behalf of the Accounts.

--------------------------------------------------------------------------------
    Date of Sale     Number of Shares of Common Stock Sold     Price Paid/Share
--------------------------------------------------------------------------------
       3/14/02                       55,000                         $19.30
--------------------------------------------------------------------------------
       3/14/02                       85,000                         $19.30
--------------------------------------------------------------------------------

No separate transactions were undertaken by Laxey, Kingsnorth or Pegge, or on behalf of the Accounts, during the above time period.

(e) Laxey, Kingsnorth and Pegge ceased to be the beneficial owners of more than 5% of the Common Stock as of March 14, 2002.

SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Dated:  March 15, 2002

                                       THE VALUE CATALYST FUND LIMITED

                                       By: /s/ James McCarthy
                                           -------------------------------------
                                           Name:  James McCarthy
                                           Title: Chairman

                                       LAXEY INVESTORS LIMITED

                                       By: /s/ Andrew Pegge
                                           -------------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director

                                       LAXEY PARTNERS LIMITED

                                       By: /s/Andrew Pegge
                                           -------------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director

                                       /s/ Colin Kingsnorth
                                       -----------------------------------------
                                       Colin Kingsnorth

                                       /s/ Andrew Pegge
                                       -----------------------------------------
                                       Andrew Pegge